Filed pursuant to Rule 424(b)(3)

File No. 333-272674

GOLUB CAPITAL PRIVATE CREDIT FUND

SUPPLEMENT NO. 6 DATED SEPTEMBER 18, 2024

TO THE PROSPECTUS DATED JANUARY 19, 2024, AS AMENDED

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Golub Capital Private Credit Fund (“we,” “us,” “our,” or the “Fund”), dated January 19, 2024 (as amended and supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The following is added to the end of “Will you use leverage?” under the Prospectus Summary:

On September 12, 2024, the Fund completed its offering of $500 million aggregate principal amount of its 5.800% notes due 2029 (the “Notes”). The offering was consummated pursuant to the terms of a purchase agreement (the “Purchase Agreement”) dated September 5, 2024 among the Fund, the Investment Adviser and the Administrator, on the one hand, and the representatives of the several initial purchasers listed on Schedule 1 thereto (the “Initial Purchasers”), on the other hand, in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for initial resale by the Initial Purchasers to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

The net proceeds from the sale of the Notes were approximately $488.6 million, after deducting the fees paid to the Initial Purchasers and estimated offering expenses of approximately $6.2 million, each payable by the Fund. The Fund intends to use the net proceeds from this offering primarily to repay outstanding indebtedness under the SMBC Credit Facility. The Fund may reborrow under the SMBC Credit Facility for general corporate purposes, which may include investing in portfolio companies in accordance with the Fund’s investment strategy.

The Notes were issued pursuant to an Indenture dated as of September 12, 2024 (the “Base Indenture”), between the Fund and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of September 12, 2024 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Fund and the Trustee. The Notes will mature on September 12, 2029 and may be redeemed in whole or in part at the Fund’s option at any time or from time to time at the redemption prices set forth in the Indenture. The Notes bear interest at a rate of 5.800% per year payable semi-annually on March 12 and September 12 of each year, commencing on March 12, 2025.

In connection with the offering, the Fund entered into a Registration Rights Agreement, dated as of September 12, 2024 (the “Registration Rights Agreement”), with SMBC Nikko Securities America Inc., BNP Paribas Securities Corp., RBC Capital Markets, LLC and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers. Pursuant to the Registration Rights Agreement, the Fund is obligated to file with the SEC a registration statement with respect to an offer to exchange the Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the Notes. If the Fund fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the Notes.

The following subsection is added to the end of the subsection titled “Financial Condition, Liquidity and Capital Resources – Debt Securitizations” under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus:

2029 Notes: On September 12, 2024, the Fund completed its offering of $500 million aggregate principal amount of its 5.800% notes due 2029. The net proceeds from the sale of the Notes were approximately $488.6 million, after deducting the fees paid to the Initial Purchasers and estimated offering expenses of approximately $6.2 million, each payable by the Fund.